CM 3/10

[redacted]

03001790

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

T 3/13

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39857

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gregory Zent & Swanson Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4011 W. Jefferson Boulevard
(No. and Street)

Fort Wayne (City) IN (State) 46804 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda Allison (260)432-3763
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David Culp & Co., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

7327 W. Jefferson Boulevard (Address) Fort Wayne (City) IN (State) 46804 (Zip Code)

RECEIVED FEB 27 2003 165 SECTION

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

19

OATH OR AFFIRMATION

I, Christopher J. Swanson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gregory, Zent & Swanson Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Indiana
County of Steuben
Linda K. Allison, Notary Public
My commission expires 3/7/08

Notary Public

Signature

V.P.

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREGORY, ZENT & SWANSON INC.

AUDIT REPORT

DECEMBER 31, 2002

CONTENTS

Board of Directors
Gregory, Zent & Swanson Inc.
Fort Wayne, Indiana

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Gregory, Zent & Swanson Inc., an Indiana corporation, as of December 31, 2002, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gregory, Zent & Swanson Inc. as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in pages nine through twelve is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

David Culp & Co.

David Culp & Co.
Certified Public Accountants

Fort Wayne, Indiana
January 14, 2003

GREGORY, ZENT & SWANSON INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash on hand and in bank	$226,955
Accounts receivable - Clearing organization - Note 2	78
Prepaid expenses	17,464
Other assets - Note 3	3,300
Furniture and fixtures, at cost, less accumulated depreciation of $68,268	26,906
Total assets	$274,703

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable	$ 7,710
Commissions payable - Note 4	22,445
Payroll taxes accrued and withheld	4,490
Accrued expenses	47,560
Deferred income taxes - Note 5	1,116
Total liabilities	83,321
Stockholders' Equity:	
Common stock - Note 6	
Authorized - 1,000 shares with no par value	
Issued and outstanding - 595 shares	59,500
Retained earnings	131,882
Total stockholders' equity	191,382
Total liabilities and stockholders' equity	$274,703

The accompanying notes are an integral part of these financial statements.

GREGORY, ZENT & SWANSON INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues -	
Commissions and management fees	$1,188,254
Interest and dividend income	3,231
Total revenues	1,191,485
Expenses -	
Commissions - Note 4	515,652
Transaction fees	174,664
Salaries and wages	125,773
Office supplies	23,938
Rent	20,661
Telephone	14,423
Computer services	75,341
Depreciation and amortization	9,210
Licenses and permits	7,868
Legal and professional	9,785
Payroll and property taxes	28,188
Travel and entertainment	50,498
Dues and subscriptions	12,188
Utilities	5,836
Insurance	11,151
Education	1,629
Marketing and advertising	6,876
Employee benefits	23,283
Donations	2,355
Investment advisory services	69,887
Bank charges	72
Total expenses	1,189,278
Income before income taxes	2,207
Income taxes - Note 8	7,783
Net (loss)	$ (5,576)

The accompanying notes are an integral part of these financial statements.

GREGORY, ZENT & SWANSON INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2002

	Capital Stock	Retained Earnings	Total
Balance at January 1, 2002	$59,500	$137,458	$196,958
Net (loss)	-	(5,576)	(5,576)
Issuance of 10 shares of common stock	-	-	-
Balance at December 31, 2002	$59,500	$131,882	$191,382

The accompanying notes are an integral part of these financial statements.

GREGORY, ZENT & SWANSON INC.

STATEMENT OF CHANGES IN LIABILITIES

SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2002

Subordinated liabilities at January 1, 2002	$ -
Increases	-
Decreases - Payment of subordinated note	-
Subordinated liabilities at December 31, 2002	$ -

The accompanying notes are an integral part of these financial statements.

GREGORY, ZENT & SWANSON INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2002

Cash flows from operating activities:	
Net (loss)	$(5,576)
Adjustments to reconcile net income to net cash provided by operating activities -	
Depreciation and amortization	9,210
Decrease in accounts receivable	70,610
Decrease in prepaid expenses	3,207
Decrease in overpaid income taxes	5,249
(Decrease) in payroll taxes accrued and withheld	(3,180)
Increase in accounts payable	7,710
Increase in accrued expenses	23,683
Increase in accrued income taxes	16,976
(Decrease) in deferred income taxes	(11,790)
(Decrease) in commissions payable	(25,681)
Net cash provided by operating activities	90,418
Cash flows from investing activities:	
Purchase of furniture and fixtures	(5,952)
Net cash (used in) investing activities	(5,952)
Cash flows from financing activities:	
Sale of common stock	-
Net cash provided by financing activities	-
Net increase in cash and cash equivalents	84,466
Cash and cash equivalents at beginning of year	142,488
Cash and cash equivalents at end of year	$226,954
Supplemental disclosures of cash flow information:	
Cash paid during the year for -	
Interest	$ -
Income taxes	$ 7,783

The accompanying notes are an integral part of these financial statements.

GREGORY, ZENT & SWANSON INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

Note 1: Accounting policies -

Method - The accounts are maintained on the accrual basis.

Nature of business - The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). The Company services clients predominately located in Northeastern Indiana.

Use of estimates - Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Customers' securities - Transactions and related commission income and expenses are recorded on a settlement date basis.

Marketable securities - Marketable securities are valued at market value. The resulting difference between cost and market is included in income.

Depreciation - Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years.

Statement of cash flows - For purposes of the statement of cash flows, the Company considers investments in money market funds to be cash equivalents. Cash and cash equivalents at December 31, 2002 consisted of the following:

Cash on hand and in bank	$226,955

Advertising - The Company expenses advertising as incurred. Advertising expense was $1,874 for the year ended December 31, 2002.

Note 2: Clearing organization - All customer transactions are cleared through The Chicago Corporation.

Net commissions and credits due from ABN Amro, Inc. at December 31, 2002, consisted of the following:

Net commissions	$78

GREGORY, ZENT & SWANSON INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2002

Note 3: Other assets - The Company purchased 300 warrants to purchase up to 1,200 shares of NASDAQ. The warrants are exercisable in tranches of 300 beginning on or before June 28, 2003. Additional tranches of 300 are executable on or before June 28, 2004 and 2005. The Company intends to hold the shares of NASDAQ for voting, information and research purposes.

Note 4: Related party transactions - Commissions payable at December 31, 2002 of $17,242 are owed to stockholders of the Corporation. Commissions paid to the stockholders during 2002 were $395,879.

Note 5: Deferred income taxes - Deferred income taxes result from a timing difference in the recognition of revenues and expenses for financial reporting and income tax reporting. The principal sources of these differences are the difference between book and tax depreciation and the difference between accrual basis financial reporting versus cash basis tax reporting.

Note 6: Net capital requirement - The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $141,616, which was $91,616 in excess of its required net capital of $50,000. The Company's net capital ratio was .59 to 1.

Note 7: Stock Buyout Agreement - On November 13, 1996, the Corporation and shareholders of the Corporation entered into an agreement which requires the Corporation to buy the shares of a minority shareholder upon the death or disability of the shareholder. The Company also entered into an agreement with the president and vice-president of the Corporation, which requires the sale of stock to the vice-president upon the death or disability of the president.

Note 8: Income tax expense - The components of the income tax expense for the year ended December 31, 2002 are:

GREGORY, ZENT & SWANSON INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2002

Note 8: Income tax expense (Continued) -

Current -	
Federal	$ 13,665
State	5,908
	19,573
Deferred -	
Federal	(7,559)
State	(4,231)
	(11,790)
Total expense	$ 7,783

The deferred tax provision results from a difference in the recognition of revenue and expenses for tax and financial statement purposes. The sources of this difference and the tax effect are as follows:

Accrual versus cash reporting	$(11,816)
Depreciation	26
	$(11,790)

A reconciliation of the statutory income tax rates and the effective tax rate for the year ended December 31, 2002 is as follows:

Tax at statutory rate	$ (464)
Permanent timing differences -	
Nondeductible meals and entertainment	5,375
Miscellaneous timing differences	2,872
Current tax provision	$7,783

GREGORY, ZENT & SWANSON INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE

SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2002

Net Capital:		
Total stockholders' equity		$191,382
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		191,382
Deductions and/or charges -		
Nonallowable assets -		
Petty cash	$ 50	
Other assets	3,300	
Prepaid expenses	17,464	
Furniture and fixtures	26,906	47,720
Net capital before haircuts on securities positions		143,662
Haircuts on securities		2,046
Net capital		$141,616
Aggregate Indebtedness		$ 83,321
Computation of Basic Net Capital Requirements:		
Minimum net capital required (15 to 1 ratio)		$ 5,555
Minimum dollar net capital required ($50,000)		$ 50,000
Excess net capital		$ 91,616
Ratio: Aggregate indebtedness to net capital		.59 to 1 or 59%
Reconciliation With Company's Computation, (included in Part II of Form X-17A-5 as of December 31, 2002):		
Net capital, as reported in Company's Part II (unaudited) -		
FOCUS report		$ 141,616
Rounding		-
Net capital, per above		$ 141,616

GREGORY, ZENT & SWANSON INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c3-3

AS OF DECEMBER 31, 2002

The Company is exempt from Rule 15c3-3. All customer transactions are cleared through ABN Amro, Inc. on a fully disclosed basis.

Board of Directors
Gregory, Zent & Swanson Inc.
Fort Wayne, Indiana

We have audited the financial statements of Gregory, Zent & Swanson Inc. for the year ended December 31, 2002, and have issued our report thereon dated January 14, 2003. In planning and performing our audit of the financial statements of the Company, we considered its internal control structure (which includes the procedures for safeguarding securities) in order to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on the control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Gregory, Zent & Swanson Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3 and (ii) in the safeguarding of occasional receipts of securities. We did not review the practices and procedures followed by the Company in making the quarterly securities examination, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. However, we noted no matters involving the internal control structure and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., and should not be used for any other purpose.

David Culp & Co.
Certified Public Accountants

Fort Wayne, Indiana
January 14, 2003